Exhibit 99.1: Form of Restricted Stock Award Agreement

FORM OF RESTRICTED STOCK AWARD AGREEMENT

FOR THE UNITED COMMUNITY BANCORP 2014 Equity Incentive Plan

This Award Agreement is provided to ________________ (the “Participant”) by United Community Bancorp (the “Company”) as of ______________ (the “Grant Date”), the date the Committee of the Board of Directors (the “Committee”) awarded the Participant a restricted stock award pursuant to the United Community Bancorp 2014 Equity Incentive Plan (the “2014 Plan”), subject to the terms and conditions of the 2014 Plan and this Award Agreement:

1.	Number of Shares Subject
	to Your Restricted Stock Award:	_________ shares of Common Stock (“Shares”), subject to adjustment as may be necessary pursuant to Article 10 of the 2014 Plan.

2.	Grant Date:	______________________

Unless sooner vested in accordance with Section 3 of the Terms and Conditions (attached hereto) or otherwise in the discretion of the Committee, the restrictions imposed under Section 2 of the Terms and Conditions will expire on the following dates [or upon the achievement of the following performance criteria] and the Shares will be distributed; provided that the Participant is still employed by or in service with the Company or any of its subsidiaries:

IN WITNESS WHEREOF, United Community Bancorp, acting by and through the Committee, has caused this Award Agreement to be executed as of the Grant Date set forth above.

UNITED COMMUNITY BANCORP

By:
On behalf of the Committee

Accepted by Participant:

Date

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TERMS AND CONDITIONS

1.	Grant of Shares. The Grant Date and number of Shares underlying your Restricted Stock Award are stated on page 1 of this Award Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the 2014 Plan.

2.	Restrictions. The unvested Shares underlying your Restricted Stock Award (the “Restricted Shares”) are subject to the following restrictions until they expire or terminate.

(a)	Restricted Shares may not be sold, transferred, exchanged, assigned, pledged, hypothecated or otherwise encumbered.
(b)	If your employment or service with the Company or any Affiliate terminates for any reason other than as set forth in paragraph (b) of Section 3 hereof, then you will forfeit all of your rights, title and interest in and to the Restricted Shares as of the date of termination, and the Restricted Shares shall revert to the Company under the terms of the 2014 Plan.
(c)	Restricted Shares are subject to the vesting schedule set forth on page 1 of this Award Agreement.

3.	Expiration and Termination of Restrictions. The restrictions imposed under Section 2 will expire on the earliest to occur of the following (the period prior to such expiration being referred to herein as the “Restricted Period”):

(a)	If applicable, as to the percentages of the Shares specified in the vesting schedule on page 1 of this Award Agreement, on the respective dates specified in the vesting schedule on page 1; provided you are then still employed by or in the service of the Company or an Affiliate; or
(b)	Upon termination of your employment or service by reason of death or Disability; or
(c)	Upon a Change in Control (as defined in the 2014 Plan); or
(d)	At the end of the remaining original term of the Option if your employment is involuntarily or constructively terminated within twelve (12) months of a Change in Control.

4.	Delivery of Shares. Once the Shares are vested (see vesting schedule on page 1), the Shares (and accumulated dividends and earnings (if any), unless the Committee elects to pay out the accumulated dividends and earnings prior to vesting), will be distributed in accordance with your instructions.

5.	Voting and Dividend Rights. As beneficial owner of the Shares, you have full voting and dividend rights with respect to the Shares during and after the Restricted Period. If you forfeit your rights under this Award Agreement in accordance with Section 2, you will no longer have any rights as a shareholder with respect to the Restricted Shares and you will no longer be entitled to receive dividends on the Shares.

6.	Changes in Capital Structure. Upon the occurrence of a corporate event (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), your award will be adjusted as necessary to preserve the benefits or potential benefits of the award. Without limiting the above, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Stock, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the Shares subject to this Award Agreement will automatically be adjusted proportionately.

7.	No Right of Continued Employment or Service. Nothing in this Award Agreement will interfere with or limit in any way the right of the Company or any Affiliate to terminate your employment or service at any time, nor confer upon you any right to continue in the employ or service of the Company or any Affiliate.

8.	Payment of Taxes. You may make an election to be taxed upon your Restricted Stock Award under Section 83(b) of the Code within 30 days of the Grant Date. If you do not make an 83(b) Election, upon vesting of the Restricted Stock Award the Committee is entitled to require as a condition of delivery: (i) that you remit an amount sufficient to satisfy any and all federal, state and local (if any) tax withholding requirements and employment taxes (i.e., FICA and FUTA), (ii) that the withholding of such sums come from compensation otherwise due to you or from Shares due to you under the 2014 Plan, or (iii) any combination of the foregoing. Any withholding shall comply with Rule 16b-3 or any amendments or successive rules. Outside Directors of the Company are self-employed and not subject to tax withholding.

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9.	Plan Controls. The terms contained in the 2014 Plan are incorporated into and made a part of this Award Agreement and this Award Agreement shall be governed by and construed in accordance with the 2014 Plan. In the event of any actual or alleged conflict between the provisions of the Plan and the provisions of this Agreement, the provisions of the Plan will control.

10.	Severability. If any one or more of the provisions contained in this Agreement is deemed to be invalid, illegal or unenforceable, the other provisions of this Agreement will be construed and enforced as if the invalid, illegal or unenforceable provision had never been included in this Agreement.

11.	Notice. Notices and communications under this Agreement must be in writing and either personally delivered or sent by registered or certified United States mail, return receipt requested, postage prepaid. Notices to the Company must be addressed to:

United Community Bancorp

92 Walnut Street

Lawrenceburg, Indiana 47025

Attn: The Compensation Committee

or any other address designated by the Company in a written notice to you. Notices to you will be directed to your address as then currently on file with the Company, or at any other address that you provide in a written notice to the Company.

12.	Successors. This Award Agreement shall be binding upon any successor of the Company, in accordance with the terms of this Award Agreement and the 2014 Plan.

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